5-1-02

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECD S.E.C.
MAY 2 2002
070

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2002 Commission File Number: 1-9059

BARRICK GOLD CORPORATION
(Name of Registrant)

Royal Bank Plaza
South Tower, Suite 2700
P.O. Box 119
Toronto, Ontario
Canada M5H 2J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


02033128

INCORPORATION BY REFERENCE

The Registrant's Management's Discussion and Analysis of Financial results for the quarter ended March 31, 2002 and the Comparative Unaudited Financial Statements and the notes thereto for that same period (Exhibit 1 of Form 6-K (Commission File No. 1-9059) filed with the Commission May 2, 2002) and the Registrant's Material Change Report dated May 2, 2002 (Exhibit 3 of Form 6-K (Commission File No. 1-9059) filed with the Commission May 2, 2002) are incorporated by reference into the Registrant's registration statements on Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (Nos. 333-14148 and 333-14216).

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION



Date: May 2, 2002

By: ____________________
Name: Sybil E. Veenman
Title: Associate General Counsel and Secretary

EXHIBIT 1

Management's Discussion and Analysis of Financial and Operating Results

A discussion and analysis of the factors contributing to the results of operations is presented below. The accompanying consolidated financial statements and related notes, which are presented in accordance with United States generally accepted accounting principles ("US GAAP"), together with the following information, are intended to provide investors with a reasonable basis for assessing our operations, but should not serve as the only basis for predicting our future performance.

OVERVIEW

For the three months ended March 31, 2002, we produced 1.4 million ounces of gold at total cash costs of $175 per ounce, compared to 1.5 million ounces of gold at $161 per ounce for the comparable period in 2001. Net income, before non-hedge derivative transactions, was $47 million[2] ($0.09 per share) compared to $49 million ($0.09 per share) in 2001. Net income, including the impact of non-hedge derivative transactions, was $46 million ($0.09 per share), compared to $87 million ($0.16 per share). Operating cash flows excluding payments of previously accrued merger related costs for the first quarter were $179 million[1] ($0.33 per share), compared to $202 million ($0.38 per share) for 2001. Operating cash flows including payments of previously accrued merger related costs were $151 million ($0.28 per share) for 2002 versus $202 million ($0.38 per share) for 2001.

GOLD SALES

Revenue for the first three months ended March 31, 2002 reached $478 million on gold sales of 1.5 million ounces, compared with $499 million on gold sales of 1.6 million ounces in 2001. The lower revenue for the 2002-quarter resulted from a 7 percent decrease in gold sales, partially offset by a $9 per ounce, or 3 percent, increase in the average realized price. For the period, 50 percent of production was delivered into the Premium Gold Sales Program, with the balance sold at spot gold prices. The Company realized a $75 per ounce premium over the average spot price of $290 on the 50 percent of production delivered into the Program. This compares to a realized price of $320 in 2001 and a premium of $56 per ounce on the 58 percent of production delivered into the Program during the comparative period. The balance of the ounces sold, were sold at an average price of $293 per ounce in 2002. Overall, we realized an average price of $329 per ounce, $39 higher than the average spot price for the period, generating an additional $57 million in revenue. The increase in our average realized price is principally due to higher spot gold prices, which have increased to an average price of $290 per ounce in the first three months of 2002, compared to $264 per ounce in the year-before period.

The future gold production committed under spot deferred contracts in our Premium Gold Sales Program totaled 18 million ounces at March 31, 2002. This represents approximately 22 percent of proven and probable reserves, deliverable over the next 15 years at an average price of $344 per ounce at the scheduled delivery dates. Fifty percent of remaining planned production in 2002 is protected at an average price of $365 per ounce. The balance of 2002 production is expected to be sold at prevailing spot gold prices.

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[2] For an explanation of non-GAAP performance measures refer to pages 13-14 of the management's discussion and analysis.

REVIEW OF OPERATIONS AND EXPLORATION AND DEVELOPMENT PROJECTS

For the three months ended March 31, 2002, total operating costs were $266 million, compared to $265 million for the year earlier period. On a per ounce basis, total cash costs were $175 compared to $161 in the year earlier quarter. Pierina and Eskay Creek reported solid results, while increased power costs and lower grades contributed to higher costs at the Goldstrike Property.

We considerably enhanced the potential of our pipeline of growth projects during the quarter. This included a significant gold discovery at our Alto Chicama property in north-central Peru. Early stage results at the property suggest the gold find is similar to the Pierina mine, 175 kilometers away, in terms of grades, good metallurgy, surface outcroppings and the potential for expanding the resource. In addition, work continued on the feasibility study for the Veladero project in Argentina, with encouraging drilling and metallurgical results during the quarter. At the Cowal project in Australia, studies are underway to optimize the project, while drilling is expected to resume during the second quarter.

Goldstrike Property (Nevada)

The Goldstrike Property produced 484,053 ounces of gold at total cash costs of $217 per ounce compared to 613,478 ounces at $173 per ounce in the same three months of 2001. The comparatively lower production is due to mine sequencing in both the open pit and underground. In contrast to this year, last year's first quarter results benefited from an average grade processed that was 50 percent higher than the average for the year. This year, power costs added an additional $10 per ounce to cash costs over the first quarter of 2001. The Property was successful in offsetting lower grades by increasing throughput at the process facilities almost 25 percent over the year earlier quarter and lowering unit mining, processing and administration costs. The Property is on track to produce over 2 million ounces of gold for the year at total cash costs of $205 per ounce.

Betze-Post Mine

Production at Betze-Post was on plan at 341,438 ounces of gold at total cash costs of $219 per ounce, compared to 451,646 ounces of gold at total cash costs of $194 per ounce in the first three months of 2001. Production and costs were in line with plan, despite transitional ore processed through the autoclaves during the quarter. Recovery rates on this material are approximately 10 percent lower than when processed through the roaster. The first quarter 2001 results reflected the final mining of a high-grade zone in the 7th West Layback, in which the grade processed was 25 percent higher than the average overall grade processed in 2001, and $10 per ounce lower power costs.

The processing rate was 24 percent higher than the first three months of 2001 due to the additional capacity provided by the new ball mill at the autoclaves, as well as continued improvements at the roasters.

The Mine is on track to produce 1,366,500 ounces of gold at total cash costs of $220 per ounce for the year. Total cash costs per ounce (excluding higher power costs) are similar to the last five years even though the average grade processed in 2002 was almost 50 percent lower than the average grade processed in the last 5 years, and reflect increased processing rates and lowered unit mining, processing and administration costs.

Meikle Mine

Meikle produced 142,615 ounces of gold at total cash costs of $211 per ounce, compared to 161,832 ounces of gold at total cash costs of $121 per ounce in the first quarter of 2001. The higher cash costs compared to the year earlier quarter are related to higher power costs and the 44 percent decrease in the average grade processed combined with 4 percent lower recovery rates. The higher grades in 2001 reflect the mining of several higher grade stopes during the quarter, while changes to mine sequencing this year led to the deferral of mining in the higher grade South Meikle zone until later this year, as well as the processing of more development ore than planned. Partially offsetting the lower grades was the 63

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percent increase in throughput over the first quarter of 2001, with the completion of Rodeo in the fourth quarter of 2001. Cash costs for the quarter were also affected by the higher power costs, as well as higher maintenance and ground support costs. A significant amount of 2002 maintenance was brought forward into the first quarter and a shotcrete and binder plant is expected to be operational in the second quarter to reduce ground support costs.

The mine is forecast to produce 707,715 ounces of gold, and cash costs should decline as the year progresses meeting the $173 per ounce target for the year.

Round Mountain (Nevada)

Round Mountain contributed 93,572 ounces of gold to our 50 percent account in the first quarter, compared to 100,369 ounces of gold in the year earlier quarter. Total cash costs were $188 per ounce for both quarters. Production is marginally lower than the same quarter in 2001, when a larger percentage of the mill feed came from high grade stockpiles that have since been depleted. The Mine is on target to contribute 362,500 ounces to our account for the year at total cash costs of $198 per ounce.

Phase 1 of the Gold Hill exploration program was completed during the quarter, consisting of 42 drill holes. Complete results are still pending; however, early indications suggest that the results will warrant additional work.

Eskay Creek (British Columbia)

Eskay Creek had an excellent first quarter, producing 85,282 ounces of gold at total cash costs of $33 per ounce, compared to 77,048 ounces of gold at total cash costs of $46 per ounce in the first quarter of 2001. The higher production and lower costs reflect higher mining and processing rates and higher silver by-product credits. Productivity improvements in the underground and a new tailings pipeline (commissioned mid-2001) and efforts to de-bottle the processing circuit last fall resulted in mining rates increasing 15 percent and processing rates increasing 19 percent. Silver production for the first quarter totaled 4.4 million ounces versus the prior year quarter of 3.6 million ounces. Eskay Creek is expected to produce 366,000 ounces of gold at total cash costs of $51 per ounce for the year.

On the exploration front, the primary focus through the first quarter was on the development of underground access ramps that will serve as drill platforms to follow up on encouraging exploration results last fall. Drilling is expected to commence at the end of the second quarter.

Hemlo (Ontario)

Hemlo contributed 60,980 ounces of gold to our 50 percent account, at total cash costs of $235 per ounce, compared to 70,836 ounces of gold at total cash costs of $210 per ounce in the first quarter of 2001. Marginally higher throughput and recovery rates from the commissioning of the new third stage grinding mill were more than offset by 16 percent lower grades processed during the quarter, which resulted in 12 percent higher cash costs. Changes to mine sequencing and dilution due to rock pressure in the high grade B Zone, resulted in lower grade material being delivered to the mill. Management is currently reviewing alternative mining plans; however, it is likely that the operation will fall marginally short of its annual plan of 304,000 ounces to Barrick's account at a cash cost of $192 per ounce.

Pierina Mine (Peru)

Pierina had an excellent first quarter producing 214,649 ounces of gold, compared to 205,766 ounces of gold in the first three months of 2001. Higher mining and processing rates more than offset lower grades processed. Total cash costs for the quarter were lower than plan at $65 per ounce, versus $43 per ounce in the prior year quarter. 2002 also represents the first time deferred mining costs have been amortized into cash costs. Pierina is on target to produce 820,000 ounces of gold at total cash costs of $77 per ounce for the year.

Yilgarn District (Western Australia)

Plutonic Mine

Plutonic, the largest of the three Yilgarn District mines, produced 62,227 ounces of gold, 11 percent more than in the first three months of 2001. The increase reflects 12 percent higher grades, associated with higher underground mining rates. Total cash costs were $188 per ounce, similar to the first three months of 2001. Production is expected to rise in the second half of the year and cash costs decline as mining of high-grade stopes in the Timor Zone begins. The Mine is on track to produce 325,052 ounces of gold at total cash costs of $156 per ounce for the year.

Darlot Mine

Darlot produced 35,568 ounces of gold in the first three months of the year, 12 percent higher than in the year earlier period due to higher mining and processing rates. Total cash costs were $164 per ounce, similar to the first quarter last year at $160 per ounce. The Mine is expected to produce 139,145 ounces of gold at total cash costs of $154 per ounce for the year.

Lawlers Mine

Lawlers produced 25,711 ounces, compared to 24,937 ounces in the first quarter of 2001. Total cash costs were $188 per ounce, compared to $200 per ounce in the same quarter of 2001. The higher production and lower costs were due to higher grades being processed and lower unit mining and processing costs. The Mine is on target to meet its target production of 107,777 ounces of gold in 2002 at total cash costs of $178 per ounce.

Kalgoorlie – Super Pit (Western Australia)

Kalgoorlie produced 86,818 ounces of gold to our 50 percent account, 12 percent lower than the first three months of 2001. Total cash costs were $218 per ounce, compared to $197 per ounce in the same quarter of 2001. The lower production and higher costs were primarily due to mining taking place in lower grade zones of the open pit. Lower grades were partially offset by an 11 percent increase in throughput, reflecting improved mill availability over the prior year. The Mine is on plan to meet our production target of 367,433 ounces of gold at total cash costs of $205 per ounce for the year. The joint venture management group is assessing alternatives to improve the cost structure of the operation.

Bulyanhulu Mine (Tanzania)

Bulyanhulu produced 85,034 ounces of gold at total cash costs of $208 per ounce. Production was slightly ahead of plan, reflecting higher processing rates. Underground production continues to build up toward the target of 2,750 tons per day in the third quarter. Cash costs were 10 percent above plan, primarily due to higher transportation and refining costs as a result of a higher proportion of concentrate produced versus plan. Modifications to the flotation circuit, which are scheduled to be completed in the second quarter, and a new concentrate transport contract, which will take effect late in the second quarter, are expected to lower costs. The modifications to the flotation circuit are expected to improve the recovery rate from 85 percent during the first quarter to design of 89 percent. The Mine is expected to meet its production target of 362,179 of gold, and cash costs are expected to decline through the year to average $173 per ounce.

On the exploration front, the incline to access the East Zone from the 4,700-meter level was completed during the first quarter, providing an exploration platform to begin drilling the zone later this year.

Other Properties

The six mines included in Other Properties together produced 117,315 ounces of gold at an average total cash cost of $197 per ounce, compared to 190,873 ounces of gold in the first quarter of 2001 at an average total cash cost of $225 per ounce. For 2002, Other Properties are expected to produce 340,000 ounces of gold at an average total cash cost of $193 per ounce. By year-end,

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all of the mines in this group other than Marigold, which produces about 30,000 ounces per year, are expected to have ceased operations due to the depletion of reserves.

DEVELOPMENT AND EXPLORATION UPDATE

Alto Chicama (Peru)

Based on the results of wide-spaced drilling at Alto Chicama, we have calculated an inferred resource of 61 million tons, grading 0.057 ounces per ton, for a total of 3.5 million ounces of gold. Preliminary metallurgical results on the oxide material indicate the ore is amenable to heap leaching.

Drilling so far has concentrated on the Las Lagunas Norte target area. We have already spent $3 million on the project and based on the results, we have increased the 2002 exploration and development program for Alto Chicama from $5 million to $20 million, which will be expensed. Twelve drill rigs will be deployed by mid-year, up from four at the beginning of the year, in order to bring drill spacing to reserve status density. Since the deposit is open to the north and south as well as at depth, drilling will also focus on stepping out to expand the resource. Other objectives for the balance of the year include metallurgical test work and mine and process planning and permitting.

We began exploring the Alto Chicama property in the first quarter of 2001, when we were successful in a tender by the Peruvian State Mining Company, Centromin. In order to acquire a 100% interest in the property, we must commit to spend $6 million over three years and prepare a feasibility study for the development of a mine. When we elect to proceed with development we must pay Centromin $2 million which will be a credit against Centromin's retained net smelter royalty of 2.51 percent.

Pascua/Veladero District (Chile and Argentina)

The 25 million-ounce Pascua/Veladero district is one of the largest undeveloped gold district in the world. The Company is taking a unified approach to development, which is expected to entail two large open pit mines located three miles from one another, sharing infrastructure, administration and service functions. The smaller Veladero deposit is expected to be developed first, followed by the larger Pascua-Lama deposit.

The program for 2002 at Veladero includes: detailed definition drilling to expand the reserve; continued bulk metallurgical test work for optimization purposes; and drifting into the ore body for bulk sampling and geotechnical investigation. Approximately 825 tons of ore grade material have been removed from the tunnel and test leach pads have been set up on site to provide optimal design criteria. An updated feasibility study is scheduled to be completed in the second quarter. The feasibility study envisions a valley fill heap leach with two-stage crushing and a Merrill-Crowe recovery system. Infill drill results and heap leach testing during the first quarter of the year were very encouraging and should be complete by mid-year. In addition, the impact of the recent Argentinean peso devaluation is being assessed. As with other mining operations around the world in countries experiencing devaluation, it should have a positive impact on both capital and operating costs for Veladero and Pascua-Lama. For the year, an additional $15 million of exploration and development is expected to be expensed for Veladero, above the previous $9 million budget for the Pascua/Veladero district.

At Pascua-Lama, we are evaluating the synergies with Veladero, the impact of the peso devaluation on the project's economics, as well as carrying out optimization work and permitting.

Tanzania (East Africa)

In Tanzania, drill programs are underway on seven properties testing targets outlined during last year's program. Initial results are positive and follow-up work continues. Airborne geophysical surveys and ground surveys underway on other earlier stage properties are identifying new targets for drill testing later this year. A feasibility study for the Tulawaka project is expected to be completed in the fourth quarter.

Australia

In Australia, engineering field investigations and metallurgical test work-studies to optimize the scope and economics of the Cowal project are underway. The 20,000-meter drill program, which began during the first quarter was halted on March 22, when a New South Wales court granted an interim injunction over the protection of relics, restraining the company from carrying out certain activities related to the project, including drilling. Final hearings are scheduled for May 1-3, 2002.

Elsewhere in Australia, exploration drilling programs are underway testing numerous targets for Plutonic-style mineralization on the extensive Plutonic Mine property. The field program at the Tanami joint venture should begin in the second quarter.

United States

A deep drill program is in progress at the Ren property located adjacent to the north end of the Goldstrike Property. While data compilation and evaluation are underway at Dee and Rossi, located 3 miles north of the Goldstrike Property, we are identifying and prioritizing drill targets, with drill programs planned for the second half of the year

AMORTIZATION

Amortization totaled $123 million, or $85 per ounce in the three months ended March 31, 2002, compared to $118 million, or $76 per ounce in 2001 The increase in amortization per ounce is due to higher amortization at Goldstrike with the completion of construction of Rodeo in 2001, the reduction of reserves at Meikle and higher amortization associated with the start-up of Bulyanhulu

ADMINISTRATION

In the first three months of 2002, administration costs were $17 million, a decrease of $5 million, or 23 percent over the comparative period in 2001, reflecting the effect of integrating Barrick and Homestake and the associated administrative synergies. The costs in the first three months of 2002 included $3 million incurred at certain Homestake offices, which have now been closed.

INTEREST EXPENSE

We incurred $13 million in interest costs in the first three months ended March 31, 2002 related primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. In the first three months of 2001, we incurred interest costs of $19 million, which included interest of $4 million on former Homestake borrowings that were repaid in December 2001. In the first quarter of 2001, $15 million of interest costs were capitalized at Rodeo, Bulyanhulu and Pascua. In 2002, none of these projects qualified for capitalization of interest as a result of completion or deferral of construction, and accordingly we expensed all of the interest costs incurred in the first three months of 2002.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

During the three months ended March 31, 2002, we converted substantially all of our written gold call options into variable price sales commitments. These variable price sales commitments are being accounted for as normal sales contracts, with the effect that changes in their fair values are not recognized in current period earnings. We also elected to apply hedge accounting for certain other contracts effective March 1, 2002. Our Australian dollar foreign exchange contracts have been designated as cash flow hedges of our Australian cash operating costs, and our fixed interest rate contracts have been designated as hedges of interest income generated on our cash and short-term investment

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balances. Consequently, in the first three months of 2002, as well as in future periods, our earnings will be affected to a lesser degree by volatility in spot gold prices, foreign currency exchange rates and Libor interest rates. The total loss on the non-hedge derivative positions that were marked-to-market through earnings was $1 million in the first three months of 2002.

As a result of the merger with Homestake, we assumed 1.8 million ounces of gold spot deferred contracts at year-end 2001. Of this total, 1.1 million ounces were gold contracts denominated in Australian dollars (A$) with an underlying value of A$621 million. During the first quarter, we converted these A$ gold contracts into an equal amount of US$ gold spot deferred contracts and A$621 million of A$/US$ foreign exchange forwards, applying the A$ foreign exchange contracts as hedges of our Australian cash operating costs. When added to our existing A$ hedges, we had A$718 million hedged at rates that will ensure approximately 50 percent of our local Australian costs are hedged at an average of approximately U.S. $0.50 for the next four years.

In the first three months of 2001, we recorded a mark-to-market gain of $52 million on non-hedge derivative positions, which primarily reflected the impact of the low spot gold price of $254 at March 31, 2001 and low interest rates on outstanding positions.

INCOME TAXES

Our income tax expense for the first three months of 2002 has declined primarily due to a higher portion of earnings being realized in lower tax rate jurisdictions, and the benefit of tax synergies associated with the Homestake merger, primarily related to integrating our North American operations. Should spot gold prices remain at current levels, we expect the effective tax rate to remain at the present level throughout 2002. If gold prices were to rise substantially, we would expect the effective tax rate to rise, with a higher portion of earnings being earned in the United States, Canada, Australia, Peru and Tanzania where tax rates are higher

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash flow from operations to reinvest in our business is one of our fundamental financial strengths. Combined with our large cash and short-term investment balance of $840 million at March 31, 2002, and our $1 billion undrawn bank facility, which we renewed on April 29, 2002 for another five-year term, we have sufficient access to capital resources if required. The Credit Agreement, which is unsecured, matures April 2007. The facility has an interest rate of Libor plus .275 to .35 percent when utilized, and an annual fee of .08 percent. We anticipate that our operating activities in 2002 will continue to provide us with cash flows necessary for us to continue developing our internal projects and to utilize for potential acquisitions.

We generated operating cash flow of $151 million in the three months ended March 31, 2002, compared to $202 million in 2001. The lower cash flow in 2002 is due in large part to $28 million in merger related payments that had been accrued at December 31, 2001. With 50 percent of our gold expected to be sold in the spot market in 2002, the volatility of gold prices could affect the amount of our future operating cash flow.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

Capital Expenditures

Capital expenditures for the three months ended March 31, 2002 totaled $78 million, compared to $190 million in the same period in 2001. The decline is principally due to $63 million being spent in 2001 to complete the construction of the Bulyanhulu mine, and $24 million spent on development activities at Pascua-Lama. Principal expenditures in 2002 included $48 million in North America, comprised primarily of deferred stripping at Goldstrike. In Tanzania, capital expenditures included $16 million spent at the Bulyanhulu Mine. In Australia,

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capital expenditures were $7 million to cover underground development and new mining equipment, while in South America capital expenditures were $7 million, primarily for Pierina ($4 million) and engineering and development work at Pascua-Lama ($3 million).

FINANCING ACTIVITIES

During the first three months of 2002, our cash inflow from financing activities was $34 million, compared with an inflow of $31 million in the first three months of 2001. In the first three months of 2002, we generated cash of $35 million from the exercise of stock options, while in 2001 the inflow principally related to the final drawdown on our Bulyanhulu project financing facility ($32 million).

OUTLOOK

We believe considerable opportunities exist within our existing asset base for profitable growth, not only from our new projects but from our operating mines as well. We believe consolidation and rationalization of the gold industry will continue and with our strong balance sheet and substantial cash flows, we believe we are well positioned to participate if it adds value to our company.

For 2002, half the projected production of 5.7 million ounces of gold is expected to be sold at $365 per ounce, with the balance sold at spot gold prices. With total cash costs of $167 per ounce, total production costs are expected to be $254 per ounce. In addition, the Company expects administration expenses to be $55 million and exploration expenses to be $85 million, down from 2001, benefiting from the synergies from the Homestake merger. Exploration and development expenses are about $30 million higher than originally expected due to the additional $15 million of exploration and development expensed for Alto Chicama and $15 million for Veladero. Interest expense is expected to be $55 million, as the Company will no longer be capitalizing interest, with the completion of Bulyanhulu and Rodeo and the deferral of Pascua-Lama. Capital spending is expected to decrease to $228 million (excluding deferred stripping costs of $126 million). This would be the lowest level in 14 years which, based on current gold prices, would result in the highest free cash flows in our history.

We enter the second quarter with the strongest balance sheet in the gold mining industry, high-quality assets, a cash and short-term investment position of $840 million and no net debt.

NON-GAAP MEASURES

We have included a measure of earnings before non-hedge derivative gains and losses and operating cash flow excluding payments of previously accrued merger related costs, because we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2002 compared to the prior year. We believe that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Below is a reconciliation of these non-GAAP performance measures.

Reconciliation of Net Income Before Derivative Transactions to GAAP Net Income

Three months ended March 31, 2002 and 2001 (in millions of United States dollars)	2002	2001
Net income before non-hedge derivative gains and losses	$ 47	$ 49
Non-hedge derivative gains (losses) (net of tax effects)	(1)	38
Net income for the period	$ 46	$ 87

Reconciliation of Operating Cash Flow Excluding Payments of Previously Accrued Merger Related Costs to Operating Cash Flow

Three months ended March 31, 2002 and 2001 (in millions of United States dollars)	2002	2001
Operating cash flow excluding payments of previously accrued merger related costs	$ 179	$ 202
Payments of previously accrued merger related costs	(28)	-
Operating cash flow	$ 151	$ 202

We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

We also make reference to the term "free cash flow", which we define as cash flow from operations less cash used in the purchase of property, plant and equipment. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases.

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

Three months ended March 31, 2002 and 2001 (in millions of United States dollars except per ounce amounts)	2002	2001
Operating costs per financial statements	$ 266	$ 265
Reclamation and closure costs	(11)	(14)
Operating costs for per ounce calculation	$ 255	$ 251
Ounces sold (thousands)	1,452	1,560
Total cash costs per ounce	$ 175	$ 161

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

Consolidated Statements of Income

(in millions of United States dollars, except per share data, US GAAP basis) (Unaudited)	Three months ended March 31, 2002	2001
Gold sales	$ 478	$ 499
Costs and expenses		
Operating	266	265
Amortization	123	118
Administration	17	22
Exploration and business development	20	29
	426	434
Interest and other income	9	2
Interest on long-term debt	(13)	(4)
Non-hedge derivative gains (losses) (note 5e)	(1)	52
Income before income taxes and other item	47	115
Income taxes	(1)	(27)
Income before cumulative effect of change in accounting principle	46	88
Cumulative effect of change in accounting principle	-	(1)
Net income	$ 46	$ 87
Comprehensive income (note 8)	$ 37	$ 52
Per share data (note 4)		
Net income before cumulative effect of change in accounting principle		
Basic and diluted	$ 0.09	$ 0.16
Net income		
Basic and diluted	$ 0.09	$ 0.16

Consolidated Statements of Cash Flow

(in millions of United States dollars, US GAAP basis)	Three months ended March 31,	
(Unaudited)	2002	2001
Cash provided by operating activities	$ 151	$ 202
Cash provided by (used in) investing activities		
Property, plant and equipment	(78)	(190)
Short-term investments	72	-
Other	-	(6)
Cash (used in) investing activities	(6)	(196)
Cash provided by (used in) financing activities		
Capital stock	35	-
Long-term debt		
Proceeds	-	32
Repayments	(1)	(1)
Cash provided by financing activities	34	31
Effect of exchange rate changes on cash and equivalents	-	(1)
Increase in cash and equivalents	179	36
Cash and equivalents at beginning of period	574	816
Cash and equivalents at end of period	$ 753	$ 852

See accompanying notes to interim unaudited consolidated financial statements.

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Consolidated Balance Sheets

(in millions of United States dollars, US GAAP basis) (Unaudited)	As at March 31, 2002	As at Dec. 31, 2001
Assets		
Current assets		
Cash and equivalents	$ 753	$ 574
Short-term investments	87	159
Accounts receivable	90	58
Inventories and other current assets (note 3)	158	223
	1,088	1,014
Property, plant and equipment	3,860	3,912
Other assets	274	276
	$ 5,222	$ 5,202
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 493	$ 521
Current portion of long-term debt*	9	9
	502	530
Long-term debt	793	793
Other long-term obligations	432	443
Deferred income taxes	229	244
	1,956	2,010
Shareholders' equity		
Capital stock	4,099	4,062
Deficit	(717)	(763)
Accumulated other comprehensive loss	(116)	(107)
	3,266	3,192
	$ 5,222	$ 5,202

See accompanying notes to interim unaudited consolidated financial statements

Contingencies (note 6)

Consolidated Statement of Changes in Shareholders' Equity

(in millions of United States dollars, US GAAP basis) (unaudited)	Capital stock			Accumulated other comprehensive income (loss)			
	Shares (millions)	Amount	(Deficit)	Cumulative foreign currency translation adjustments	Derivative instruments	Other	Total shareholders' equity
Balance December 31, 2001	536	$ 4,062	$ (763)	$ (123)	$ 24	$ (8)	$ 3,192
Issued	3	37	-	-	-	-	37
Net income	-	-	46	-	-	-	46
Other comprehensive (loss) (note 8)	-	-	-	(8)	(1)	-	(9)
Balance March 31, 2002	539	$ 4,099	$ (717)	$ (131)	$ 23	$ (8)	$ 3,266

See accompanying notes to interim unaudited consolidated financial statements.

17

Notes to Unaudited Interim Consolidated Financial Statements (US GAAP)

1 BASIS OF PREPARATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by United States generally accepted accounting principles ("GAAP") for annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. These unaudited interim financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2001.

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On December 14, 2001, a wholly owned subsidiary of Barrick merged with Homestake Mining Company ("Homestake"). The merger was accounted for as pooling-of-interests. The unaudited interim financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined. Certain reclassifications have been made to conform the presentation of Barrick and Homestake.

2 ACCOUNTING CHANGES

A Goodwill and other intangible assets

We adopted FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), effective January 1, 2002. Since we had no goodwill or other intangible assets at the date of adoption, this accounting change had no effect on our consolidated financial statements.

B Accounting for the impairment on disposal of long-lived assets

We adopted FASB Statement No. 144, Accounting for the Impairment on Disposal of Long-lived Assets (SFAS 144), effective January 1, 2002. The adoption of this new statement had no effect on our consolidated financial statements.

18

3 INVENTORIES AND OTHER CURRENT ASSETS

	March 31, 2002	Dec. 31, 2001
Gold in process and ore in stockpiles	$ 96	$ 134
Mine operating supplies	58	72
Derivative instruments (note 5)	4	17
	$ 158	$ 223

Gold in process and ore in stockpiles excludes $22 million (December 31, 2001 - $46 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.

4 NET INCOME PER SHARE

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the period which amounted to 536 million shares (2001 - 536 million shares).

Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for 2002 and 2001 were 537 million shares and 536 million shares, respectively.

5 DERIVATIVE INSTRUMENTS

A Derivative instruments

We utilize over-the-counter ("OTC") contracts as the primary basis for entering into derivative transactions. These privately negotiated agreements, compared to exchange traded contracts, allow us to incorporate credit, tenor and flexibility into the contracts. The underlyings in the contracts include commodities, interest rates, foreign exchange rates or bond indices with diversified credit exposure. We do not enter into derivative instruments which we would consider to be leveraged. For a full description of our objectives and strategies for using derivative instruments; the nature and principal terms of the derivative instruments we use; the valuation techniques used to estimate the fair value of derivative instruments; and the nature of credit and market risks associated with the derivative instrument we use, refer to our audited consolidated financial statements for the three years ended December 31, 2001

B Derivative Instruments excluded from the scope of SFAS 133

We have entered into the following spot deferred sales contracts, with various counterparties, that establish selling prices for future gold and silver production, and which act as a hedge against possible price fluctuations in gold and silver.

Scheduled for delivery in	2002	2003	2004	2005	2006+	Total
Spot deferred gold sales contracts						
Ounces (thousands)	2,100	2,600	2,800	1,500	9,000	18,000
Average price per ounce	$ 365	$ 340	$ 340	$ 335	$ 342	$ 344
Spot deferred silver sales contracts						
Ounces (thousands)	12,000	8,000	3,000	2,000	1,000	26,000
Average price per ounce	$ 4.75	$ 5.05	$ 5.10	$ 5.10	$ 5.10	$ 4.92

The average price of the spot deferred contracts reflects the expected future price incorporating an average lease rate assumption of 2.00%. Lease rates are fixed on 100% of the position through 2005. The weighted average lease rate on the total spot deferred position is 1.78%. Variations between the lease rate assumption and the actual lease rates will impact the final realized selling prices.

During the three months ended March 31, 2002, we exchanged certain written gold call options and min-max gold options at fair value for Variable Price Sales Contracts with identical notional amounts of gold. Variable Price Sales Contracts are contracts whereby we will deliver a specified quantity of gold on a future date that is determined by us.

All of the Variable Price contracts have expected delivery dates in 2005 and beyond. Furthermore, we have the right at our sole discretion to set a delivery date for any Variable Price contract for up to 15 years from its inception date. The contract price equals the gold spot price subject to a specified maximum ("cap") based on market conditions in the years indicated in the table below, plus a fixed fee. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these dates to the expected delivery date in 2005 and beyond. Certain of these contracts also have a specified minimum ("floor") price.

Cap and floor expiry dates	2002	2003	2004	2005	2006+	Total
Variable price gold sales contracts (previously written call options)						
Ounces (thousands)	1,100	350	620	450	1,240	3,760
Cap price per ounce	$ 300	$ 337	$ 325	$ 327	$ 362	$ 331
Variable price gold sales contracts (previously min-max call options)						
Ounces (thousands)	1,200	350	-	-	-	1,550
Cap price per ounce	$ 299	$ 311	-	-	-	$ 301
Floor price per ounce	$ 271	$ 281	-	-	-	$ 273

While these contracts meet the definition of a derivative under SFAS 133, we have determined and documented that the normal sales exception included in paragraph 10(b) of SFAS 133 applies to such contracts. Accordingly, our spot deferred sales contracts and variable price sales contracts are not accounted for as derivatives pursuant to SFAS 133.

Our outstanding gold and silver sales commitments at March 31, 2002 had an unrealized mark-to-market loss of $127 million (calculated at a spot price of $302 per ounce and $4.64 per ounce for gold and silver respectively, prevailing market interest rates and volatilities).

C Cash flow hedges

We enter into foreign-currency forward exchange contracts to hedge our foreign currency exposure to cash operating costs at our Australian mine sites that are denominated in Australian dollars. Effective March 1, 2002 we elected to account for these contracts as cash flow hedges in accordance with SFAS 133. The change in expected cash flows and the change in the fair value of the derivative have been measured based on the forward rate, which results in these contracts being 100% effective.

In addition, effective March 1, 2002 we elected for certain of our receive fixed interest rate swaps, with a total notional amount of $830 million, to be accounted for as cash flow hedges of expected future interest income arising on our cash and short term investments. We have determined that these interest rate swaps are 100% effective based on forward rates used to measure changes in the forecasted future cash flows as well as changes in the fair value of the derivative instrument.

For the three months ended March 31, 2002, we were not required to record any hedge ineffectiveness in earnings.

D Transfers to/from other comprehensive income

For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item which the hedged item is recorded, in the same period the forecasted transaction affects earnings.

In the three months ended March 31, 2002, we transferred gains of $3 million from other comprehensive income to earnings. In the next twelve months, gains of $16 million accumulated in other comprehensive income are expected to be transferred to earnings.

E Fair value of derivative instruments

Fair value of derivative instruments at January 1, 2002	(16)
Derivative instruments entered into or settled during the period	(15)
Change in fair value of derivative instruments during the period	1
Fair value of derivative instruments at March 31, 2002	$ (30)

The fair values of derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions on FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totalled $51 million at March 31, 2002.

F Derivative instruments outstanding at March 31, 2002

Maturity	2002	2003	2004	2005	2006+	Total
Written gold call options						
Ounces (thousands)	190	-	240	100	230	760
Average strike price	$ 321	-	$ 351	$ 375	$ 350	$ 352
Written silver call options						
Ounces (thousands)	10,000	3,750	5,000	2,000		20,750
Average exercise price per ounce	$ 4.89	$ 5.25	$ 5.28	$ 5.00		$ 5.06
Interest rate hedges						
Receive fixed - swaps and swaptions						
Notional amount (millions)	$ 50	$ 475	$ 250	$ 300	$ 20	$ 1,095
Fixed rate (%)	4.4%	4.3%	3.5%	4.8%	4.5%	4.3%
Pay fixed - swaps and swaptions						
Notional amount (millions)				$ 75	$ 500	$ 575
Fixed rate (%)				6.92%	5.5%	5.7%
Gold lease rate swaps						
Receive fixed, pay floating						
Notional (thousands of ounces)	340	451	440	891	4,033	6,155
Fixed rate (%)	1.2%	2.0%	2.1%	2.2%	2.6%	2.4%
Total return swaps						
Notional amount (millions)	$ 75	$ 180	$ 265	$ 80	$158	$ 758
Foreign exchange contracts						
C$ currency contracts						
Notional amount (C$ millions)	$ 115	$ 88				$ 203
Average price (US$)	$ 0.64	$ 0.64				$ 0.64
A$ currency contracts						
Notional amount (A$ millions)	$ 134	$ 160	$ 205	$ 189	$ 30	$ 718
Average price (US$)	$ 0.51	$ 0.50	$ 0.50	$ 0.50	$ 0.51	$ 0.50

Written call options can only be exercised by the counterparties on the expiry date and can be incorporated, at our discretion, into spot deferred contracts and a delivery date scheduled at any time for up to 15 years. There is no requirement for us to cash settle these transactions.

21

6 CONTINGENCIES

A Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to comply with such laws and regulations

B Litigation and claims

In October 1997, Homestake Canada Inc. ("HCI") a wholly-owned subsidiary of Barrick entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after determining that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied. On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 million, which amount was accrued at December 31, 2001. The Court did not award Inmet prejudgement interest Inmet has requested the Court to re-open the trial to permit Inmet to make submissions on its claim for prejudgement interest from the date of the breach by HCI. The Court has not yet ruled on Inmet's request. On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996 On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Although a trial date has been set for July 9, 2002 in Texarkana, Texas, it presently appears unlikely that the trial will commence at that time Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action The amount of potential loss, if any, which we may incur arising out of the plaintiffs claims is not currently determinable.

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations

7 SEGMENT INFORMATION

Three months ended March 31,	2002	2001
Gold sales		
Goldstrike	$ 165	$ 218
Pierina	70	62
Eskay Creek	28	24
Bulyanhulu	27	-
Kalgoorlie	29	31
Hemlo	25	25
Plutonic	20	19
Round Mountain	33	30
Other	81	90
	478	499
Operating costs		
Goldstrike	109	119
Pierina	16	10
Eskay Creek	3	3
Bulyanhulu	18	-
Kalgoorlie	20	21
Hemlo	18	17
Plutonic	12	11
Round Mountain	20	20
Other	50	64
	266	265
Amortization		
Goldstrike	34	31
Pierina	39	38
Eskay Creek	11	10
Bulyanhulu	8	-
Kalgoorlie	5	4
Hemlo	3	2
Plutonic	2	2
Round Mountain	5	4
Other	16	27
	123	118

Three months ended March 31	2002	2001
Segment income (loss) before income taxes		
Goldstrike	22	68
Pierina	15	14
Eskay Creek	14	11
Bulyanhulu	1	-
Kalgoorlie	4	6
Hemlo	4	6
Plutonic	6	6
Round Mountain	8	6
Other	15	(1)
	89	116
Exploration and business development	(20)	(29)
Corporate expenses, net	(21)	(25)
Non-hedge derivative gains (loss)	(1)	52
Income taxes	(1)	(27)
Net income	$ 46	$ 87

8 COMPREHENSIVE INCOME

Three months ended March 31	2002	2001
Net income	$ 46	$ 87
Foreign currency translation adjustments	(8)	(38)
Transfers of (gains) losses on derivative instruments to earnings	(3)	6
Effective component of changes in fair value of cash flow hedges	2	-
Other	-	(3)
Comprehensive income	$ 37	$ 52

Mine Statistics

UNITED STATES

Three months ended March 31,	Betze-Post 2002	Betze-Post 2001	Meikle 2002	Meikle 2001	Goldstrike Total 2002	Goldstrike Total 2001	Round Mountain 2002	Round Mountain 2001
Tons mined (thousands)	37,221	41,923	390	302	37,611	42,225	8,134	8,590
Tons processed (thousands)	2,421	2,035	382	235	2,803	2,270	8,235	8,420
Average grade (ounces per ton)	0.170	0.252	0.414	0.733	0.203	0.376	0.018	0.019
Recovery rate (percent)	82.9%	88.0%	90.1%	94.1%	85.1%	88.6%	-	-
Production (thousands of ounces)	341	451	143	162	484	613	94	100
Production costs per ounce								
Cash operating costs	$ 213	$ 184	$ 202	$ 108	$ 210	$ 162	$ 178	$ 181
Royalties and production taxes	6	10	9	13	7	11	10	7
Total cash costs	219	194	211	121	217	173	188	188
Amortization	51	48	107	54	68	50	51	47
Reclamation	4	3	2	2	3	2	16	17
Total production costs	$ 274	$ 245	$ 320	$ 177	$ 288	$ 225	$ 255	$ 252
Capital expenditures (US$ millions)	$ 29	$ 44	$ 11	$ 26	$ 40	$ 70	$ -	$ 9

AUSTRALIA

Three months ended March 31,	Plutonic 2002	Plutonic 2001	Darlot 2002	Darlot 2001	Lawlers 2002	Lawlers 2001	Kalgoorlie 2002	Kalgoorlie 2001
Tons mined (thousands)	3,066	3,159	200	196	158	113	11,647	11,293
Tons processed (thousands)	864	855	208	192	182	187	1,746	1,570
Average grade (ounces per ton)	0.087	0.078	0.179	0.181	0.147	0.140	0.062	0.069
Recovery rate (percent)	88.9%	90.0%	97.3%	96.6%	96.2%	95.8%	84.2%	85.5%
Production (thousands of ounces)	62	56	36	32	26	25	87	98
Production costs per ounce								
Cash operating costs	$ 178	$ 182	$ 157	$ 153	$ 179	$ 193	$ 211	$ 191
Royalties and production taxes	10	8	7	7	9	7	7	6
Total cash costs	188	190	164	160	188	200	218	197
Amortization	32	36	45	37	36	39	53	44
Reclamation	2	4	2	2	5	7	6	9
Total production costs	$ 222	$ 230	$ 211	$ 199	$ 229	$ 246	$ 277	$ 250
Capital expenditures (US$ millions)	$ 3	$ 2	$ 1	$ 2	$ 1	$ 2	$ 2	$ 9

Mine Statistics

	CANADA					
	Hemlo		Eskay Creek		Holt-McDermott	
Three months ended March 31,	2002	2001	2002	2001	2002	2001
Tons mined (thousands)	987	655	62	54	128	120
Tons processed (thousands)	471	462	62	55	128	111
Average grade (ounces per ton)	0.139	0.165	1.433	1.577	0.180	0.154
Recovery rate (percent)	93.5%	92.8%	-	-	94.8%	96.1%
Production (thousands of ounces)	61	71	85	77	22	16
Production costs per ounce						
Cash operating costs	$ 228	$ 205	$ 29	$ 43	$ 145	$ 193
Royalties and production taxes	7	5	4	3	-	1
Total cash costs	235	210	33	46	145	194
Amortization	38	33	127	131	118	86
Reclamation	3	4	1	1	3	4
Total production costs	$ 276	$ 247	$ 161	$ 178	$ 266	$ 284
Capital expenditures (US$ millions)	$ 1	$ 1	$ 2	$ 1	$ 2	$ 2

	PERU		TANZANIA	
	Pierina		Bulyanhulu	
Three months ended March 31,	2002	2001	2002	2001
Tons mined (thousands)	7,162	6,843	194	-
Tons processed (thousands)	3,427	2,372	262	-
Average grade (ounces per ton)	0.067	0.087	0.381	-
Recovery rate (percent)	-	-	85.3%	-
Production (thousands of ounces)	215	206	85	-
Production costs per ounce				
Cash operating costs	$ 65	$ 43	$ 200	-
Royalties and production taxes	-	-	8	-
Total cash costs	65	43	208	-
Amortization	180	192	94	-
Reclamation	11	8	1	-
Total production costs	$ 256	$ 243	$ 303	-
Capital expenditures (US$ millions)	$ 4	$ 4	$ 16	$ 69

25

CORPORATE OFFICE

Barrick Gold Corporation
Royal Bank Plaza, South Tower, Suite 2700
200 Bay Street, P.O. Box 119
Toronto, Ontario, M5J 2J3
Tel (416) 861-9911
Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415

Email: investor@barrick.com
Web site: www.barrick.com

SHARES LISTED (ABX)

The Toronto Stock Exchange
The New York Stock Exchange
The London Stock Exchange
The Swiss Stock Exchange
La Bourse de Paris

RECENT RESEARCH REPORTS

BMO Nesbitt Burns
CIBC World Markets
Goldman Sachs
Griffiths McBurney & Partners
HSBC
JP Morgan
Merrill Lynch
Morgan Stanley
National Bank
Prudential Financial
RBC Capital Markets
Scotia Capital
TD Newcrest
UBS Warburg

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.ca
Web site: www.cibcmellon.com

Mellon Investor Services L.L.C.
85 Challenger Road, Overpeck Center
Ridgefield Park, New Jersey 07660
Tel: (201) 329-8660
Toll-free number within the United States:
1-800-589-9836
Web site: www.mellon-investor.com

INVESTOR CONTACTS:

Richard Young
Vice President,
Investor Relations
Tel: (416) 307-7431
Email: ryoung@barrick.com

Kathy Sipos
Manager, Investor Relations
Tel: (416) 307-7441
Email ksipos@barrick.com

Sandra Grabell
Investor Relations Officer
Tel: (416) 307-7440
Email: sgrabell@barrick.com

MEDIA CONTACT:

Vincent Borg
Vice President,
Corporate Communications
Tel (416) 307-7477
Email vborg@barrick.com

Certain statements included herein, including those regarding production, realized gold prices and costs constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business These factors are discussed in greater detail in Barrick's most recent Annual Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U S Securities and Exchange Commission and Canadian provincial securities regulatory authorities

For a description of the key assumptions, parameters and methods used in calculating Barrick's reserves and resources, including the resource at the Alto Chicama property, see Barrick's most recent Annual Information Form referred above

EXHIBIT 2



FIRST QUARTER PRESS RELEASE 2002

Barrick Earns $46 Million in First Quarter

Production and costs in line with plan as free cash flow rises to $73 million

TORONTO, MAY 1, 2002
For immediate release
Based on US GAAP and expressed in US dollars

Barrick Gold Corporation today reported earnings of $46 million and free cash flow of $73 million for the first quarter of 2002, as the Company benefited from solid contributions from the Pierina and Eskay Creek mines, lower capital spending and rising gold prices.

In addition, the Company enhanced its pipeline of development projects – including a significant gold discovery at its Alto Chicama Property in Peru – and further strengthened its financial resources for their development. The Company's cash and short-term investment balance increased to $840 million during the quarter, and it has renewed its $1 billion, unsecured credit facility for an additional five-year term

"We are making progress on all fronts, with solid quarterly results, a financial position that is stronger than ever, and a major gold discovery at a time when the average spot price rose $26 for the quarter," said Randall Oliphant, President and Chief Executive Officer. "With the free cash flows we're generating and our strong balance sheet, we have plenty of capacity to fund our organic growth projects."

Earnings for the first quarter before non-hedge-related adjustments were $47 million, or 9 cents per share, compared to $49 million, or 9 cents per share, in the first quarter of 2001.[1] After reflecting non-hedge-related adjustments, earnings were $46 million, or 9 cents per share, in 2002, compared to $87 million, or 16 cents per share, in the prior year period. These adjustments are primarily unrealized non-cash items.

Operating cash flow for the first quarter of 2002, excluding payments of previously accrued merger related costs, was $179 million, or 33 cents per share, compared to $202 million, or 38 cents per share in the prior year period. After paying $28 million in previously accrued Homestake merger costs, the Company had operating cash flow of $151 million, or 28 cents per share. The Company reported free cash flow of $73 million during the quarter, after capital expenditures, compared to $6 million in the prior year period.

GOLD SALES REALIZE $329 PER OUNCE

For the first three months, Barrick realized an average gold price of $329 per ounce on its gold sales, $39 per ounce higher than the average spot price. For the first time, Barrick sold 50 percent of its production at spot gold prices. The remaining 50 percent of production was delivered through the Company's Premium Gold Sales Program, realizing an average price of $365 per ounce, a premium of $75 per ounce over the average spot price. Overall, the Company generated $57 million in additional revenue for the first quarter through the Program. In the first quarter of 2001, Barrick realized $320 per ounce, a premium of $56 per ounce, adding $87 million to revenue.

[1] For an explanation of non-GAAP performance measures refer to pages 13-14 of the management's discussion and analysis.

For the year, half of production is expected to be sold at an average minimum price of $365 per ounce, with the balance sold at spot gold price to provide immediate participation in higher gold prices. For example, for every $25 increase in the gold price, the Company's annual earnings and cash flow increase by approximately $70 million. In total, 22 percent of reserves, or 18 million ounces, are sold forward using spot deferred contracts at an average minimum price of $344 per ounce, deliverable at the Company's option over the next 15 years. This position is down from 18.2 million ounces in the last quarter of 2001.

The Company has also entered into Australian $718 million of foreign exchange contracts that ensure approximately 50 percent of the Company's Australian dollar cash operating costs are hedged at an average rate of approximately U.S. $0.50 for the next four years.

PRODUCTION COSTS EXPECTED TO DECLINE AS YEAR PROGRESSES

Total production was 1,373,063 ounces of gold in the first quarter, at total cash costs of $175 per ounce, both in line with plan, generating cash margins of $154 an ounce. Last year's production for the first quarter was 1,485,666 ounces of gold at total cash costs of $161 per ounce, resulting in cash margins of $159 per ounce. Production was 8 percent lower than the prior year quarter due to the closure of two mines in late 2001, the closure of El Indio during the first quarter of 2002, and the winding down of four other operations, scheduled to close through the remainder of the year. In addition, last year's first quarter results benefited from very high grades at the Goldstrike Property. The Company's total cash costs for this year's quarter were higher than the prior year period, primarily due to increased power costs and lower grades at the Goldstrike Property. However, total cash costs are expected to decline from a first-quarter high as the year progresses, owing to higher grades at some operations and a continued focus on cost reductions.

During the quarter, Barrick's North American operations contributed 62 percent of production, while South America contributed 17 percent, Australia 15 percent and Africa 6 percent, giving the Company a low political risk profile.

"Pierina and Eskay Creek had an excellent quarter, together producing 22 percent of overall company production at an average total cash cost of $56 per ounce," noted John Carrington, Vice-Chairman and Chief Operating Officer. "Overall, we're on track to meet our production and cost targets for the year. We've successfully integrated Homestake's mines into our operations and we continue to implement the improvements to production and costs that we have identified."

For the year, production is expected to total 5.7 million ounces of gold at an average total cash cost of $167 per ounce. Exploration and development expense will increase to $85 million from the $52 million previously planned, primarily due to additional expensed exploration and development at Alto Chicama and Veladero. As a result, 2002 earnings are expected to be within the 42 to 47-cent range at a spot gold price of $300 per ounce for the year (excluding non-hedge-related adjustments). Earnings at the lower end of the range would reflect still further spending for additional exploration, feasibility and development work at these properties. For the second quarter, earnings (excluding non-hedge-related adjustments) are expected to be similar to the first quarter, at $300 gold, with higher realized prices and lower cash costs offset by the higher exploration and development spending.

GOLD DISCOVERY ENHANCES GROWTH PIPELINE

The Company's pipeline of projects for organic growth was enhanced with the announcement on April 23, 2002, of a significant new gold discovery at the Alto Chicama property in north-central Peru. Work on the Property to date implies an inferred resource of 61 million tons, grading 0.057 ounces per ton, for a total of 3.5 million ounces of gold. Early stage results suggest the gold find

29

is similar to the Pierina mine, 175 km away, in terms of grades, good metallurgy, surface outcroppings and the potential for expanding the resource. As a result, the Company has increased its exploration and development budget for 2002 from $5 million to $20 million for the project. For the year, the drill program includes 90,000 meters, of which only 14,500 meters have been drilled to date.

Barrick's development projects also include: the 25-million ounce Pascua/Veladero project in Chile and Argentina, which is expected to be developed as a unified district, starting with Veladero; the 3-million ounce Cowal Project in Australia; and an expanding reserve and resource base in Tanzania. During 2002, the Company is laying the groundwork, through feasibility studies and production planning, to take its promising projects forward. Activity at Veladero during the quarter included infill drilling and heap leach testing, both with encouraging results.

Barrick has the strongest balance sheet in the gold mining industry with the only A-rating, cash and short-term investments of $840 million, working capital of $595 million, and no net debt. The financial position of the Company was further strengthened on April 29th, with the renewal of a $1 billion credit facility for a further five years, prior to the expiry of the previous facility in December of this year. The new facility is unsecured and bears interest at Libor plus 27.5 to 35 basis points, depending on the balance outstanding, and has a commitment fee of 8 basis points on the undrawn amount. "Renewing this $1 billion revolver, at such attractive terms, further demonstrates our financial strength and enhances our financial flexibility," said Jamie Sokalsky, Senior Vice President and Chief Financial Officer.

Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock Exchanges and the Paris Bourse.

Key Statistics

(in United States dollars, US GAAP basis) (Unaudited)	Three months ended March 31, 2002	2001
Operating Results		
Gold production (thousands of ounces)	1,373	1,486
Gold sold (thousands of ounces)	1,452	1,560
Per Ounce Data		
Average spot gold price	$ 290	$ 264
Average realized gold price	329	320
Cash operating costs [3]	169	154
Total cash costs [1] [3]	175	161
Total production costs [3]	263	246
Financial Results (millions)		
Gold sales	$ 478	$ 499
Net income before non-hedge derivative gains (losses) [3]	47	49
Net income	46	87
Operating cash flow excluding payments of previously accrued merger related costs [3]	179	-
Operating cash flow	151	202
Per Share Data (dollars)		
Net income before non-hedge derivative gains (losses) [3]	0.09	0.09
Net income (basic and diluted)	$ 0.09	$ 0.16
Operating cash flow excluding payments of previously accrued merger related costs [3]	0.33	0.38
Operating cash flow	0.28	0.38
Common shares outstanding (as at March 31) (millions) [2]	539	536

	As at Mar. 31, 2002	As at Dec. 31, 2001
Financial Position (millions)		
Cash and short-term investments	$ 840	$ 733
Working capital	586	484
Long-term debt	793	793
Shareholders' equity	3,266	3,192

[1] Includes royalties and production taxes

[2] Includes shares issuable upon exchange of HCI (Homestake Canada Inc.) exchangeable shares.

[3] For an explanation of non-GAAP performance measures refer to pages 13-14 of management's discussion and analysis

Production and Cost Summary

For the three months ended March 31 (Unaudited)	Production (attributable ounces) 2002	2001	Total Cash Costs (US$/oz) 2002	2001
North America				
Betze-Post	341,438	451,646	$ 219	$ 194
Meikle	142,615	161,832	211	121
Goldstrike Property Total	484,053	613,478	217	173
Eskay Creek	85,282	77,048	33	46
Round Mountain	93,572	100,369	188	188
Hemlo	60,980	70,836	235	210
Holt-McDermott	21,854	16,447	145	194
	745,741	878,178	191	168
South America				
Pierina	214,649	205,766	65	43
Australia				
Plutonic	62,227	55,901	188	190
Darlot	35,568	31,840	164	160
Lawlers	25,711	24,937	188	200
Yilgarn District Total	123,506	112,678	181	184
Kalgoorlie	86,818	98,171	218	197
	210,324	210,849	196	190
Africa				
Bulyanhulu	85,034	-	208	-
Other/Mines closing in 2002	117,315	190,873	197	225
Total	1,373,063	1,485,666	$ 175	$ 161

EXHIBIT 3

Material Change Report

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Newfoundland Securities Commission

ITEM 1. REPORTING ISSUER

Barrick Gold Corporation
Royal Bank Plaza, South Tower
Suite 2700, P.O. Box 119
200 Bay Street, Toronto, Ontario
M5J 2J3

ITEM 2. DATE OF MATERIAL CHANGE

April 23, 2002

ITEM 3. PRESS RELEASE

A press release was issued on April 23, 2002 at Toronto, Ontario. A copy of the press release is attached hereto.

ITEM 4. SUMMARY OF MATERIAL CHANGE

On April 23, 2002, Barrick Gold Corporation ("Barrick"), announced a gold discovery on the Alto Chicama property in Northern Peru.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

On April 23, 2002, Barrick announced that, based on the results of wide spaced drilling, it had calculated an inferred resource of 61 million tons, grading 0.057 ounces per ton, for a total of 3.5 million ounces of gold.

Barrick began exploring Alto Chicama in the first quarter of 2001, after it acquired the property in a tender by the Peruvian State mining company, Centromin. In order to acquire a 100% interest in the property, Barrick must spend US $6 million over three years and prepare a feasibility study for the development of a mine. Upon Barrick electing to proceed with development of a mine, Barrick must pay Centromin a further advance royalty of US $2 million which will be credited against Centromin's retained net smelter royalty of 2.51%.

ITEM 6. CONFIDENTIAL REPORT

Not applicable.

ITEM 7. OMITTED INFORMATION

No significant facts have been omitted from this report.

ITEM 8. SENIOR OFFICER

Sybil E. Veenman, Associate General Counsel and Secretary of Barrick Gold Corporation, may be contacted for further Information regarding the foregoing at (416) 307-7470.

The foregoing accurately describes the material change referred to herein.

Dated at Toronto, Ontario this 2nd day of May, 2002.

BARRICK GOLD CORPORATION

By: (signed) Sybil E. Veenman
Sybil E. Veenman
Associate General Counsel
and Secretary



Press Release

For Immediate Release
All amounts in United States dollars

Barrick Announces Grass Roots Exploration Discovery

Early stage results suggest gold find "Similar to Pierina," says CEO Oliphant

Investor Contact:
Richard Young
Vice President,
Investor Relations
Tel (416) 307-7431
Fax (416) 861-0727

Media Contact:
Vincent Borg
Vice President,
Corporate
Communications
Tel (416) 307-7477
Fax (416) 861-1509

Internet:
www.barrick.com

Toronto, April 23, 2002 . . . Barrick Gold Corporation today announced significant gold discovery at its Alto Chicama property in north-central Peru Based on the results of wide spaced drilling, the Company calculates an inferre resource of 61 million tons, grading 0.057 ounces per ton, for a total of 3.5 million ounces of gold. Consequently, Barrick will increase its 2002 exploration and development program for Alto Chicama from $5 million to $20 million.

"While a lot of work still needs to be done, results so far indicate that we have sizeable discovery on our hands," said Randall Oliphant, President and Chief Executive Officer. "At this stage the similarities to our Pierina Property are striking, in terms of grades, good metallurgy, gold-rich surface outcroppings and the potential for expanding the resource." Barrick's Pierina Mine, located 175 km from Alto Chicama, is a major, low-cost producer with average annual production of 500,000 ounces of gold at total cash costs of $90 per ounce, over the life of the mine. The new Peruvian discovery is a result of a strategic decision by Barrick to increase its grass roots exploration to offset an industry-wide decline. "With exploration spending among the juniors declining, we stepped up our own grass roots program over the past few years," said Oliphant. "That effort is now starting to pay off. Alto Chicama has the potential to provide low-cost, organic growth."

While high-grade ore outcrops at surface enhance the potential economics of the discovery, the mineralization is also open to the north and south, as well as at depth. Deeper holes have intersected higher-grade sulphide mineralization below an oxide cap. "With the preliminary results we have in hand, we're looking at 2002 program of 12 drill rigs focused on infill drilling to bring drill spacing to reserve status density. We'll also proceed with step-out drilling to expand the resource," said Alex Davidson, Senior Vice-President of Exploration. "We see great potential not only to expand the resource but also to make further discoveries on the 1,200 square km land position we have in the area," Davidson added.

As well as an expanded drill program, objectives for the balance of the year at Alto Chicama include metallurgical test work and mine and process planning an permitting. The Company expects these costs to be expensed.

Barrick has been exploring Alto Chicama since the first quarter of 2001, when it was successful in a tender by the Peruvian State mining company, Centromin. In order to acquire a 100% interest in the property, Barrick must spend $6 million over three years and prepare a feasibility study for the development of a mine. When Barrick elects to proceed with development it must pay Centromin a further advance royalty of $2 million, which will be a credit against Centromin's retained net smelter royalty of 2.51%.

The Alto Chicama discovery should enhance Barrick's growth pipeline, which includes: the 25-million ounce Veladero/Pascua-Lama district in Chile and Argentina, where the Company is taking a unified approach to development, starting with Veladero; the 3-million ounce Cowal Project in Australia; and the Company's growing reserve and resource base in Tanzania. During 2002, the Company is laying the groundwork, through feasibility studies and production planning, to take its promising projects forward.

In total, Barrick has exploration programs on 35 properties on a global basis, apart from those at its operating properties. "We're looking at high-quality targets," said Oliphant, "with the potential for low cash and capital costs -- capable of generating rates of return of 10 percent or better -- at today's gold prices. From what we've seen so far, Alto Chicama fits that profile."

Barrick is a leading international gold producer whose shares trade under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock Exchanges and the Paris Bourse.

1. Resource calculations were prepared by employees of Barrick under the supervision of Alexander J. Davidson, P. Geol, Senior Vice President, Exploration of Barrick, and Alan R. Hill, P. Eng, Executive Vice-President, Development of Barrick. The inferred resource has been calculated on a block modeling basis, using blocks of 10x10x5 meters and a cut-off grade of 0.35 g/tonne (0.01 oz/ton) of gold. A total of 60 diamond drill holes have been drilled in the area of interest, of which 45 had assay results at the time of the resource calculation which were considered to be within the mineralized zones. Drill hole spacing averages 200 meters, with some sections drilled to 100 meters. A drill hole radius of 50 meters was used for purposes of calculating the resource. Industry standard quality assurance and quality control procedures have been employed in connection with the calculations. Samples were prepared on site and fire assayed at an independent laboratory in Lima, Peru. The mineralization is disseminated and is hosted in volcanic and sedimentary breccias and tuffs. The deposit is of the high sulfidation type and is similar in style to the mineralization at Barrick's Pierina mine.

2. Inferred resources do not have demonstrated economic viability.

Certain statements included herein, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annua Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.